Via EDGAR and Overnight Delivery

September 17, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: John Reynolds; Pamela Howell; Adam F. Turk; Julie Marlowe; Craig Arakawa

Re:            Boot Barn Holdings, Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted June 13, 2014

CIK No. 0001610250

Ladies and Gentlemen:

On behalf of Boot Barn Holdings, Inc. (the “Company”), we submit this letter and the following information in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) by letter dated August 1, 2014 with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are concurrently confidentially submitting, via EDGAR, Amendment No. 2 to the Registration Statement (the “Amendment”).  Courtesy copies of this letter and the Amendment, specifically marked to show changes made to the Registration Statement, are being submitted to you by overnight courier.

For the convenience of the Staff, the numbered paragraphs below correspond to the numbered comments in the Staff’s letter noted above. The Staff’s comments are presented in italics and are followed with the Company’s response. Except as otherwise specifically indicated, page references herein are to pages of the Amendment.

Industry and Market Data, page iii

1.                                    We note that you have added disclosures based on a study by Mod Advisors LLC. We also note that you contracted Mod Advisors to support [your] public filings. Please file the consent of Mod Advisors to the use of its name and information in the prospectus or explain why such information is not required. Refer to Section 7(a) of the Securities Act and Rule 436 of Regulation C.

The Company hereby advises the Staff that the consent of Mōd Advisors to use its name and information in the prospectus is being filed as Exhibit 23.3 to the Amendment.

September 17, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 46

Factors affecting the comparability of results of operations, page 47

Recapitalization, page 47

2.                                    We note your response to comment 11 in our letter dated July 9, 2014. Please file any agreements governing your continuing relationship with Freeman Spogli pursuant to Item 601(b)(10) of Regulation S-K or, in your response, explain why such agreements would not be material to investors. For example, we note the disclosure on page 97 that you have a registration rights agreement with Freeman Spogli.

The Company hereby advises the Staff that the Company is not a party to any agreement governing its continuing relationship with Freeman Spogli & Co. other than a stockholders agreement that will be terminated and replaced with the registration rights agreement referenced in the Staff’s comment prior to the offering and therefore not be material to investors.  Such registration rights agreement will be filed as an exhibit to the Registration Statement via a future amendment.

Our market opportunity, page 70

3.                                    We note that you believe that you are the market leader in the highly fragmented western and work wear markets of the broader apparel and footwear industry. As written, this implies that you would be a market leader in each of the western and work wear markets, separately. However, your supplemental materials show that certain competitors in the work wear market have more stores. Please revise the characterization of your market or advise.

The Company has revised its disclosure as requested.  Please see pages 4 and 70.

Competition, page 77

4.                                    Given the information in your supplemental materials please revise this section to address the relative size of your work wear/farm supply competitors. We also note your revised disclosure on page 69 that your e-commerce retail sales only accounted for 4.1% of your net sales. To the extent you are aware, please revise this section to address the relative size of your on-line competitors or state that you have no such knowledge.

The Company has revised its disclosure, as requested, to address the relative size of these competitors, to the extent known by the Company.  Please see page 77.  The Company hereby advises the Staff that the Company generally has no specific information regarding the relative size of such competitors or the percentage of their revenues derived from western and work wear sales.

September 17, 2014

Recent Sales of Unregistered Securities, page II-2

5.                                    We partially reissue comment 31 from our letter dated July 9, 2014. We note that the listed issuances were deemed to be exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act or Rule 701. Please disclose the facts supporting your reliance upon the exemption for each issuance. Refer to Item 701(d) of Regulation S-K.

The Company has revised its disclosure as requested.  Please see pages II-2 and II-3.

Exhibits

6.                                    We note that Exhibit A appears to be missing from Mr. Conroy’s employment agreement filed as Exhibit 10.4. Please file Exhibit in its entirety or advise.

The Company hereby advises the Staff that Exhibit A of Exhibit 10.4, as previously filed with the Registration Statement, accurately represents Exhibit A to Mr. Conroy’s employment agreement.  Mr. Conroy did not list any prior inventions on Exhibit A.  To eliminate any ambiguity, we will refile Exhibit 10.4 and revise Exhibit A of Exhibit 10.4 to state “[No items are listed on this Exhibit.]”

Please contact me at (714) 830-0669 or Paul Iacono, Chief Financial Officer of the Company, at (949) 453-4403 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Timothy R. Rupp

Timothy R. Rupp

cc: Paul Iacono, Boot Barn Holdings, Inc. Johnny Skumpija, Cravath, Swaine & Moore LLP